Exhibit 99.1

Baidu Announces First Quarter 2020 Results

BEIJING, China, May 18, 2020 – Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), a leading search engine, knowledge and information centered Internet platform and AI company, today announced its unaudited financial results for the first quarter ended March 31, 20201.

“Despite shelter-in-place in the first quarter, Baidu’s total revenues declined just 7% year-over-year, resulting from our diversified revenue streams, including marketing services for wide-ranging industries, new AI businesses and iQIYI. With the pandemic coming under control in China, offline activities are rebounding and Baidu stands to benefit from a restart of the Chinese economy.” said Robin Li, Co-founder and CEO of Baidu. “In March, a month after the peak of COVID-19 new cases, Baidu’s traffic remained robust with Baidu App DAUs reaching 222 million, up 28% year over year, in-app search queries up 45% and feed time spent up 51%. Our strategy to strengthen Baidu’s mobile ecosystem and promote in-app search has resulted in users increasingly come to Baidu for critical and reliable information.”

“Given COVID-19 headwinds, Baidu focused on quality revenue growth and continued to be disciplined with spending ROI, to maximize long-term shareholder value. In the first quarter, despite Baidu Core revenue declining 13% year over year to US$2.2 billion, Baidu Core adjusted EBITDA increased 38% to reach US$0.7 billion, and adjusted EBITDA margin reached 30%, increasing 11 points from last year,” said Herman Yu, CFO of Baidu. “Baidu Core’s operating efficiency can be attributed to the strengthening of Baidu mobile ecosystem, enabling in-app search to grow faster and be more profitable than browser search, and growing new AI businesses with smaller losses.”

First Quarter 2020 Financial Highlights

	Baidu, Inc.
	Q1	Q4	Q1
(In millions except per ADS, unaudited)	2019	2019	2020		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	24,123	28,884	22,545	3,184	(7%)	(22%)
Operating income (loss)	(936)	4,655	(437)	(62)	(53%)	—
Operating income (non-GAAP) [2]	401	6,753	1,437	203	258%	(79%)
Net income (loss) to Baidu	(327)	6,345	41	6	—	(99%)
Net income to Baidu (non-GAAP) [2]	967	9,193	3,082	435	219%	(66%)
Diluted earnings (loss) per ADS	(0.98)	18.25	0.02	0.00	—	(100%)
Diluted earnings per ADS (non-GAAP) [2]	2.77	26.54	8.84	1.25	219%	(67%)
Adjusted EBITDA [2]	1,770	8,175	2,852	403	61%	(65%)
Adjusted EBITDA margin	7%	28%	13%	13%

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the exchange rate in effect as of March 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

[2]

Non-GAAP measures are defined in Non-GAAP Financial Measures section. Also see the table captioned “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details.

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	Baidu Core
(In millions, unaudited)	Q1	Q4	Q1
	2019	2019	2020		YOY	QOQ
	RMB	RMB	RMB	US$
Total revenues	17,450	21,711	15,268	2,156	(13%)	(30%)
Operating income	1,091	6,870	1,848	261	69%	(73%)
Operating income (non-GAAP) [2]	2,110	8,492	3,348	473	59%	(61%)
Net income to Baidu Core	703	7,433	1,698	240	142%	(77%)
Net income to Baidu Core (non-GAAP) [2]	1,824	9,950	4,519	638	148%	(55%)
Adjusted EBITDA[2]	3,372	9,788	4,641	656	38%	(53%)
Adjusted EBITDA margin	19%	45%	30%	30%

Other Highlights

Corporate

•	Baidu retooled its AI capabilities to help users, municipalities and health organizations better cope with the COVID-19 pandemic, as part of Baidu’s corporate social responsibility:

•

Baidu provided tens of millions of free online doctor consultations on its healthcare platform and made available its online healthcare services, such as pneumonia screening, to third-party medical apps, to free up hospitals for critical emergencies.

•

Baidu donated nearly 20,000 Xiaodu Smart Displays to frontline doctors and their families, allowing them to use contact-less, voice-enabled Internet and conveniently video conference home to stay in touch with their loved ones, while minimizing virus infection. DuerOS also partnered with online education organizations to enable home teaching for kids, while schools were closed down.

•

More than 100 Apollo-powered autonomous vehicles have been deployed across 17 cities in China, including Wuhan, Beijing, Shanghai, Shenzhen and Xiamen, to provide medication, face mask and food deliveries, as well as unmanned fever screening and sterilization services.

•

Baidu AI call center solution was retooled to allow over 20 local governments and health commissions to call people and survey their health conditions and travel information. Baidu’s smart call center handled over 3 million calls in the first two months, which is equivalent to the workload of approximately 1,000 full-time employees over a month’s period. Baidu’s smart call center was also used to update the new hours of operation for businesses on Baidu Maps, as restaurants, shops and supermarkets re-opened for business.

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•

Baidu open-sourced LinearFold, its RNA analysis algorithm, to researchers worldwide for research on COVID-19. LinearFold can accelerate the prediction time of a virus’s RNA secondary structure, potentially from 55 minutes to 27 seconds, affording researchers an opportunity to better understand the pandemic and develop effective vaccines.

•	Baidu released its Annual ESG Report in May 2020, which details Baidu’s ESG policies and sustainability initiatives (see the report at http://csr.baidu.com/download.html).

•

Baidu completed a bond offering of US$1.0 billion in April 2020, consisting of US$600 million of 3.075% notes due 2025 and US$400 million of 3.425% notes due 2030, the proceeds from which are expected to be used to repay maturing bonds and for general corporate use.

•

Baidu returned $185 million to shareholders in the first quarter of 2020, under the 2019 Share Repurchase Program, bringing the cumulative repurchase total to approximately US$1.4 billion under the 2018 and 2019 Repurchase Programs.

•	Baidu’s board of directors recently approved a 2020 Share Repurchase Program effective until July 1, 2021, under which the Company may repurchase up to US$1 billion of its shares.

Mobile Ecosystem

•	Baidu App daily active users (“DAUs”) reached 222 million, up 28% year over year, in March 2020.

•

Baijiahao (“BJH”) publisher accounts reached 3.0 million, up 44% year over year, in March 2020. More original content creators are joining Baidu, due to the large user scale of the Baidu platform, including Baidu App, Haokan, Quanmin and Baidu Wiki.

•

App developers are migrating to Baidu Smart Mini Program (“SMP”), which allows users to access information and services within Baidu App and from its network, without having to download the individual apps. Baidu SMP monthly active users (“MAUs”) on Baidu App reached 354 million, up 96% year over year, in March 2020.

DuerOS

•

In March 2020, DuerOS monthly voice queries on Xiaodu devices reached 3.3 billion, up almost 5 fold from last year, and DuerOS total monthly voice queries reached 6.5 billion, up almost 3 fold from last year.

•

DuerOS skills store now offers over 3,800 skills in wide ranging genres, including education, video, online game and live streaming. DuerOS developer community has grown to over 40,000 members in March 2020.

•

DuerOS released Xiaodu Air, a 5.5-inch smart display, and Xiaodu Smart Speaker Kids Edition, which come equipped with advanced voice features, including allowing parents to personalize story telling with their own voices by recording 20 sentences and enabling parents to exit children mode through their voice prints.

•	IDC reported Xiaodu Smart Display ranked #1 in global smart display shipments for 2019, which has also been reported by Strategy Analytics and Canalys.

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Cloud, AI Services & AI Platform

•

Baidu signed a strategic agreement with a major public utilities company to provide AI enterprise solutions to improve customer service and office productivity. The public utilities company leveraged Baidu’s newly launched AI PaaS (Platform-as-a-Service) to enable its customers to purchase electricity through facial recognition at its customer service centers, which significantly shortened queue time. Baidu AI PaaS was also used to help the customer’s employees more efficiently draft daily and weekly management reports, by recommending report highlights derived from relevant internal documents, using Baidu’s leading AI-powered recommendation engine.

•	Daily voice queries of Baidu IME (mobile keyboard) reached over 1 billion, increasing 185% year over year, in March 2020.

Apollo

•

Apollo continues to win smart transportation projects from municipalities, including Hefei (Anhui Province), Yangquan (Shanxi Province) and Chongqing, with state-of-the-art infrastructure solutions for smart transportation.

•

Navigant Research, a well-known research firm, names Apollo as one of the four global tier-one leaders in autonomous driving, recognizing Baidu as the only top-tier autonomous driving company from China.

•	Apollo received top ranking in the 2019 Beijing Autonomous Vehicles Road Test Report published by the Beijing Municipal Commission.

iQIYI

•

iQIYI subscribers reached 118.9 million, up 23% year over year, in March 2020. iQIYI’s large subscriber base further strengthens iQIYI’s foundation to produce entertainment-oriented blockbuster originals.

First Quarter 2020 Results

Total revenues reached RMB 22.5 billion ($3.18 billion), decreasing 7% year over year. Online marketing revenues were RMB 14.2 billion ($2.01 billion), decreasing 19% year over year. Other revenues were RMB 8.3 billion ($1.17 billion), increasing 28% year over year, driven mainly by the strong growth in iQIYI membership, cloud service and smart devices.

Revenue from Baidu Core reached RMB 15.3 billion ($2.16 billion), decreasing 13% year over year. Revenue from iQIYI reached RMB 7.6 billion ($1.08 billion), up 9% year over year. iQIYI membership revenue grew 35% year over year, offset by online advertising revenue declining 27% year over year.

Cost of revenues was RMB 14.7 billion ($2.07 billion), decreasing 1% year over year, primarily due to a decrease in traffic acquisition costs, offset by increase in content costs and impairment of intangible assets. The decrease in traffic acquisition costs reflected decreasing union revenues, as the Company focused on growing in-app search.

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Selling, general and administrative expenses were RMB 3.9 billion ($544 million), decreasing 36% year over year, primarily due to decreased investment in channel spending and promotional marketing, as well as lower personnel related expenses.

Research and development expenses were RMB 4.4 billion ($628 million), increasing 7% year over year, primarily due to an increase in personnel related expenses.

Operating loss was RMB 437 million ($62 million) and operating margin was -2%. Baidu Core operating income was RMB 1.8 billion ($261 million) and Baidu Core operating margin was 12%.

Non-GAAP operating income was RMB 1.4 billion ($203 million) and non-GAAP operating margin was 6%. Non-GAAP Baidu Core operating income was RMB 3.3 billion ($473 million) and non-GAAP Baidu Core operating margin was 22%.

Total other loss was RMB 1.0 billion ($146 million), compared to total other income of RMB 900 million for Q1 2019. Total other loss in Q1 2020 was mainly due to impairment losses of RMB 1.6 billion ($232 million) on long-term investments.

Income tax expense was RMB 198 million ($28 million), compared to RMB 294 million in Q1 2019.

Net income attributable to Baidu was RMB 41 million ($6 million), and diluted earnings per ADS was RMB 0.02 ($0.00). Net income attributable to Baidu Core was RMB 1.7 billion ($240 million). Non-GAAP net income attributable to Baidu was RMB 3.1 billion ($435 million), and non-GAAP net margin was 14%. Non-GAAP diluted earnings per ADS amounted to RMB 9 ($1.25). Non-GAAP net income attributable to Baidu Core was RMB 4.5 billion ($638 million), and non-GAAP net margin for Baidu Core was 30%.

Adjusted EBITDA was RMB 2.9 billion ($403 million) and adjusted EBITDA margin was 13%. Adjusted EBITDA for Baidu Core was RMB 4.6 billion ($656 million) and adjusted EBITDA margin for Baidu Core was 30%.

As of March 31, 2020, cash, cash equivalents, restricted cash and short-term investments were RMB 146.7 billion ($20.72 billion), and cash, cash equivalents, restricted cash and short-term investments excluding iQIYI were RMB 136.7 billion ($19.31 billion). Free cash flow was RMB 1.7 billion ($233 million). Free cash flow excluding iQIYI was RMB 2.3 billion ($327 million). For more information on the adoption of ASU 2019-02 beginning January 1, 2020, in accordance with the new accounting standard, please see explanation under “Non-GAAP Financial Measures.”

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Financial Guidance

For the second quarter of 2020, Baidu expects revenues to be between RMB 25.0 billion ($3.5 billion) and RMB 27.3 billion ($3.9 billion), representing a growth rate of -5% to 4% year over year, which assumes that Baidu Core revenue will grow between -8% to 2% year over year. The COVID-19 situation in China is evolving, and business visibility is very limited. The above forecast reflects Baidu’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9:15 PM on May 18, 2020, U.S. Eastern Time (9:15 AM on May 19, 2020, Beijing/Hong Kong Time).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

For pre-registration, please click http://apac.directeventreg.com/registration/event/7490173. It will automatically direct you to the registration page of “Baidu Q1 2020 Earnings Conference Call”, where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “7490173”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), Direct Event passcode and unique registrant ID) provided in the confirmation email that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

A replay of the conference call may be accessed by phone at the following number until May 26, 2020:

International:	+61 2 8199 0299
Passcode:	7490173

About Baidu

Baidu, Inc. is a leading search engine, knowledge and information centered Internet platform and AI company. The Company’s mission is to make the complicated world simpler through technology. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

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Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the second quarter of 2020, quotations from management in this announcement, as well as Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss) attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

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Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding not only non-cash charges, but also other items that are infrequent or unusual in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses and amortization and impairment of intangible assets resulting from business combinations.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, disposal gain or loss, impairment of long-term investments, fair value change of long-term investments, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, which is adjusted for accretion for the redeemable non-controlling interests, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents operating income excluding depreciation, amortization and impairment of intangible assets resulting from business combinations, and share-based compensation expenses.

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Free cash flow represents net cash provided by operating activities less capital expenditures. Starting from January 1, 2020, Baidu adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

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Baidu, Inc.

Condensed Consolidated Statements of Income (Loss)

(In millions except for share, per share (or ADS) information, unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues:
Online marketing services	17,657	20,765	14,243	2,011
Others	6,466	8,119	8,302	1,173

Total revenues	24,123	28,884	22,545	3,184

Operating costs and expenses:
Cost of revenues(1)	14,839	15,517	14,687	2,074
Selling, general and administrative(1)	6,054	3,956	3,852	544
Research and development(1)	4,166	4,756	4,443	628

Total operating costs and expenses	25,059	24,229	22,982	3,246

Operating income (loss)	(936)	4,655	(437)	(62)
Other income (loss):
Interest income	1,072	2,096	1,441	204
Interest expense	(693)	(674)	(751)	(106)
Foreign exchange income (loss), net	(313)	35	(98)	(13)
(Loss) gain from equity method investments	(860)	(94)	181	26
Other income (loss), net	1,694	(664)	(1,816)	(257)

Total other income (loss), net	900	699	(1,043)	(146)

Income (loss) before income taxes	(36)	5,354	(1,480)	(208)
Income tax expense	294	304	198	28

Net income (loss)	(330)	5,050	(1,678)	(236)
Less: net income (loss) attributable to noncontrolling interests	(3)	(1,295)	(1,719)	(242)

Net income (loss) attributable to Baidu	(327)	6,345	41	6

Earnings (loss) per ADS (1 Class A ordinary share equals 10 ADSs):
-Basic	(0.98)	18.28	0.05	0.01
-Diluted	(0.98)	18.25	0.02	0.00
Earnings (loss) per share for Class A and Class B ordinary shares:
-Basic	(9.81)	182.82	0.52	0.07
-Diluted	(9.81)	182.53	0.23	0.03
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,966,643	34,586,035	34,577,763	34,577,763
Diluted	34,966,643	34,613,834	34,757,943	34,757,943
(1) Includes share-based compensation expenses as follows:
Cost of revenues	66	92	81	11
Selling, general and administrative	516	413	464	66
Research and development	626	1,073	945	133

Total share-based compensation expenses	1,208	1,578	1,490	210

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB 7.0808 to US$1.00, the exchange rate in effect as of Mar 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

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Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions except for share information, unaudited)

	December 31,	Mar 31,	Mar 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	33,443	21,761	3,073
Restricted cash	996	1,009	142
Short-term investments	112,924	123,916	17,500
Accounts receivable, net	7,416	7,911	1,117
Amounts due from related parties	1,594	1,777	251
Other current assets, net	9,189	8,911	1,259

Total current assets	165,562	165,285	23,342

Non-current assets:
Fixed assets, net	18,311	17,175	2,426
Licensed copyrights, net	6,287	5,938	838
Intangible assets, net	1,600	1,226	173
Goodwill	18,250	18,250	2,577
Long-term investments, net	69,410	69,599	9,829
Amounts due from related parties	3,564	3,640	514
Deferred tax assets, net	2,193	2,321	328
Operating lease right-of-use assets	7,332	7,458	1,053
Other non-current assets	8,807	8,125	1,148

Total non-current assets	135,754	133,732	18,886

Total assets	301,316	299,017	42,228

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	2,618	2,572	363
Accounts payable and accrued liabilities	32,701	31,040	4,384
Customer deposits and deferred revenue	11,062	10,829	1,529
Deferred income	529	520	73
Long-term loans, current portion	737	746	105
Notes payable, current portion	5,219	5,308	750
Amounts due to related parties	2,231	2,584	365
Operating lease liabilities	2,283	2,416	341

Total current liabilities	57,380	56,015	7,910

Non-current liabilities:
Deferred income	17	24	3
Deferred revenue	1,009	895	126
Amounts due to related parties	3,846	3,868	546
Long-term loans	7,804	7,927	1,120
Notes payable	38,090	38,740	5,471
Convertible senior notes	12,297	12,611	1,781
Deferred tax liabilities	3,273	3,179	449
Operating lease liabilities	4,486	4,463	630
Other non-current liabilities	299	482	68

Total non-current liabilities	71,121	72,189	10,194

Total liabilities	128,501	128,204	18,104

Redeemable noncontrolling interests	1,109	1,140	161
Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,381,621 shares and 27,265,366 shares issued and outstanding as at December 31, 2019 and March 31, 2020	—	—	—
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,201,254 shares and 7,201,254 shares issued and outstanding as at December 31, 2019 and March 31, 2020	—	—	—
Additional paid-in capital	38,714	39,996	5,649
Retained earnings	126,268	124,714	17,613
Accumulated other comprehensive loss	(1,383)	(1,664)	(235)

Total Baidu shareholders’ equity	163,599	163,046	23,027

Noncontrolling interests	8,107	6,627	936

Total equity	171,706	169,673	23,963

Total liabilities, redeemable noncontrolling interests, and equity	301,316	299,017	42,228

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Baidu, Inc.

Selected Information

(In millions except for per ADS information, unaudited)

	Three months ended March 31, 2019 (RMB)					Three months ended December31, 2019 (RMB)					Three months ended March 31, 2020 (RMB)					Three months ended March 31, 2020 (USD)
	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu Core	iQIYI	Elim & adj(2)		Baidu, Inc.
Total revenues	17,450	6,990	(317)		24,123	21,711	7,497	(324)		28,884	15,268	7,650	(373)		22,545	2,156	1,080	(52)		3,184
YOY											(13%)	9%			(7%)
QOQ											(30%)	2%			(22%)
Operating costs and expenses:
Cost of revenues (1)	7,849	7,277	(287)		14,839	8,215	7,914	(612)		15,517	7,088	7,903	(304)		14,687	1,001	1,116	(43)		2,074
Selling, general and administrative (1)	4,940	1,141	(27)		6,054	2,575	1,400	(19)		3,956	2,560	1,311	(19)		3,852	362	185	(3)		544
Research and development (1)	3,570	598	(2)		4,166	4,051	711	(6)		4,756	3,772	678	(7)		4,443	532	96	—		628

Total operating costs and expenses	16,359	9,016	(316)		25,059	14,841	10,025	(637)		24,229	13,420	9,892	(330)		22,982	1,895	1,397	(46)		3,246

YOY											(18%)	10%			(8%)
Cost of revenues											(10%)	9%			(1%)
Selling, general and administrative											(48%)	15%			(36%)
Research and development											6%	13%			7%
Operating income (loss)	1,091	(2,026)	(1)		(936)	6,870	(2,528)	313		4,655	1,848	(2,242)	(43)		(437)	261	(317)	(6)		(62)
YOY											69%	11%			(53%)
QOQ											(73%)	(11%)			—
Operating margin	6%	(29%)			(4%)	32%	(34%)			16%	12%	(29%)			(2%)
Add: total other income (loss),net	689	211	—		900	624	75	—		699	(414)	(629)	—		(1,043)	(58)	(88)	—		(146)
Less: income tax expense	287	7	—		294	281	23	—		304	193	5	—		198	27	1	—		28
Less: net income (loss) attributable to NCI	790	(8)	(785	)(3)	(3)	(220)	18	(1,093	)(3)	(1,295)	(457)	(1)	(1,261	)(3)	(1,719)	(64)	—	(178	)(3)	(242)

Net income(loss) attributable to Baidu	703	(1,814)	784		(327)	7,433	(2,494)	1,406		6,345	1,698	(2,875)	1,218		41	240	(406)	172		6

YOY											142%	58%			—
QOQ											(77%)	15%			(99%)
Net margin	4%	(26%)			(1%)	34%	(33%)			22%	11%	(38%)			0%
Other Key Metrics:
Operating income (loss) (non-GAAP)	2,110	(1,708)			401	8,492	(2,052)			6,753	3,348	(1,868)			1,437	473	(264)			203
YOY											59%	9%			258%
QOQ											(61%)	(9%)			(79%)
Non-GAAP operating margin	12%	(24%)			2%	39%	(27%)			23%	22%	(24%)			6%
Net income (loss) attributable to Baidu (non-GAAP)	1,824	(1,508)			967	9,950	(1,901)			9,193	4,519	(2,482)			3,082	638	(351)			435
YOY											148%	65%			219%
QOQ											(55%)	31%			(66%)
Non-GAAP net margin	10%	(22%)			4%	46%	(25%)			32%	30%	(32%)			14%
Adjusted EBITDA	3,372	(1,601)			1,770	9,788	(1,926)			8,175	4,641	(1,746)			2,852	656	(247)			403
YOY											38%	9%			61%
QOQ											(53%)	(9%)			(65%)
Adjusted EBITDA margin	19%	(23%)			7%	45%	(26%)			28%	30%	(23%)			13%
(1) Includes share-based compensation as follows:
Cost of revenues	30	36			66	43	49			92	34	47			81	5	6			11
Selling, general and administrative	338	178			516	220	193			413	273	191			464	39	27			66
Research and development	584	42			626	1,001	72			1,073	877	68			945	123	10			133

Total share-based compensation	952	256			1,208	1,264	314			1,578	1,184	306			1,490	167	43			210

(2)	Relates to intersegment eliminations and adjustments
(3)	Relates to the net loss attributable to iQIYI noncontrolling interests

3/5

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31, 2019 (RMB)			December 31, 2019 (RMB)			March 31, 2020 (RMB)			March 31, 2020 (USD)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	1,282	379	1,661	8,688	2,343	11,031	2,801	(604)	2,197	395	(85)	310
Net cash provided by (used in) investing activities	(3,746)	(902)	(4,648)	10,194	(2,089)	8,105	(11,084)	(1,610)	(12,694)	(1,566)	(227)	(1,793)
Net cash provided by (used in) financing activities	153	7,926	8,079	(1,181)	(259)	(1,440)	(1,296)	(79)	(1,375)	(183)	(11)	(194)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(214)	(138)	(352)	(254)	(178)	(432)	139	64	203	20	9	29

Net increase (decrease) in cash, cash equivalents and restricted cash	(2,525)	7,265	4,740	17,447	(183)	17,264	(9,440)	(2,229)	(11,669)	(1,334)	(314)	(1,648)
Cash, cash equivalents and restricted cash
At beginning of period	23,067	6,760	29,827	10,082	7,093	17,175	27,529	6,910	34,439	3,887	976	4,863
At end of period	20,542	14,025	34,567	27,529	6,910	34,439	18,089	4,681	22,770	2,553	662	3,215
Net cash provided by (used in) operating activities	1,282	379	1,661	8,688	2,343	11,031	2,801	(604)	2,197	395	(85)	310
Less: Capital expenditures	(2,801)	(172)	(2,973)	(652)	(232)	(884)	(478)	(67)	(545)	(68)	(9)	(77)
Less: Acquisition of licensed copyrights(1)	(49)	(2,706)	(2,755)	(54)	(3,656)	(3,710)	—	—	—	—	—	—

Free cash flow	(1,568)	(2,499)	(4,067)	7,982	(1,545)	6,437	2,323	(671)	1,652	327	(94)	233

Note: Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

(1)

Starting from January 1, 2020, Baidu adopted ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials, which reclassifies cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities. To increase comparability, 2019 non-GAAP measure of free cash flow has been retrospectively adjusted to include cash outflows of acquisition of licensed copyrights, which is presented on the same basis as 2020 and going forward.

Free cash flow, previously reported	(1,519)	207	(1,312)	8,036	2,111	10,147	2,323	2,056	4,379	327	290	617
Less: Acquisition of licensed copyrights	(49)	(2,706)	(2,755)	(54)	(3,656)	(3,710)	—	(2,727)	(2,727)	—	(384)	(384)

Free cash flow, revised	(1,568)	(2,499)	(4,067)	7,982	(1,545)	6,437	2,323	(671)	1,652	327	(94)	233

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for ADS and per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31, 2019 (RMB)			December 31, 2019 (RMB)			March 31, 2020 (RMB)			March 31, 2020 (USD)
	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.	Baidu Core	iQIYI	Baidu, Inc.
Operating income (loss)	1,091	(2,026)	(936)	6,870	(2,528)	4,655	1,848	(2,242)	(437)	261	(317)	(62)
Add: Share-based compensation expenses	952	256	1,208	1,264	314	1,578	1,184	306	1,490	167	43	210
Add: Amortization and impairment of intangible assets(1)	67	62	129	358	162	520	316	68	384	45	10	55

Operating income (loss) (non-GAAP)	2,110	(1,708)	401	8,492	(2,052)	6,753	3,348	(1,868)	1,437	473	(264)	203
Add: Depreciation of fixed assets	1,262	107	1,369	1,296	126	1,422	1,293	122	1,415	183	17	200

Adjusted EBITDA	3,372	(1,601)	1,770	9,788	(1,926)	8,175	4,641	(1,746)	2,852	656	(247)	403
Net income (loss) attributable to Baidu	703	(1,814)	(327)	7,433	(2,494)	6,345	1,698	(2,875)	41	240	(406)	6
Add: Share-based compensation expenses	947	256	1,092	1,257	314	1,433	1,177	306	1,348	166	43	190
Add: Amortization and impairment of intangible assets(1)(3)	27	49	54	15	131	88	143	54	173	20	8	25
Add: Disposal loss (gain)(3)	(31)	1	(30)	445	—	445	(252)	—	(252)	(36)	—	(36)
Add: Impairment of long-term investments(3)	279	—	279	465	141	544	1,528	24	1,542	216	3	218
Add: Fair value change of long-term investments(3)	(1,058)	—	(1,058)	(60)	(1)	(61)	(176)	—	(176)	(25)	—	(25)
Add: Reconciling items on equity method investments(2)	957	—	957	395	8	399	401	9	406	57	1	57

Net income (loss) attributable to Baidu (non-GAAP)	1,824	(1,508)	967	9,950	(1,901)	9,193	4,519	(2,482)	3,082	638	(351)	435
Diluted earnings (loss) per ADS			(0.98)			18.25			0.02			0.00
Add: Accretion of the redeemable noncontrolling interests			0.05			0.06			0.07			0.01
Add: Non-GAAP adjustments to earnings per ADS			3.70			8.23			8.75			1.24

Diluted earnings per ADS (non-GAAP)			2.77			26.54			8.84			1.25

(1)	This represents amortization and impairment of intangible assets resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per shares, adjusted for related income tax effects.

(3)	Net of related tax impact

5/5